UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,356,586 shares(1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 44,356,586 shares(1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,356,586 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.9%(2)
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Amount reported as of September 20, 2023. As of April 11, 2022, such amount was 44,395,716 shares.
(2)	Amount reported as of September 20, 2023, based on 153,427,571 Shares issued and outstanding as of August 4, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 17, 2023. As of April 11, 2022, such amount was 29.2%, based on 151,809,416 Shares issued and outstanding as of April 18, 2022, as reported on the Issuer’s definitive proxy statement on Schedule 14A, dated May 3, 2022.

CUSIP No. 816212104	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,850,133 shares(1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 36,850,133 shares(1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,850,133 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Amount reported as of both September 20, 2023 and April 11, 2022.
(2)	Amount reported as of September 20, 2023, based on 153,427,571 Shares issued and outstanding as of August 4, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 17, 2023. As of April 11, 2022, such amount was 24.3%, based on 151,809,416 Shares issued and outstanding as of April 18, 2022, as reported on the Issuer’s definitive proxy statement on Schedule 14A, dated May 3, 2022.

CUSIP No. 816212104	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares(1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares(1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Amount reported as of both September 20, 2023 and April 11, 2022.
(2)	Amount reported as of both September 20, 2023 and April 11, 2022, based on 153,427,571 Shares issued and outstanding as of August 4, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 17, 2023, and 151,809,416 Shares issued and outstanding as of April 18, 2022, as reported on the Issuer’s definitive proxy statement on Schedule 14A, dated May 3, 2022, respectively.

CUSIP No. 816212104	13D	Page 5 of 7 Pages

This Amendment No. 10 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively with Dr. Springer and TAS, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 filed on August 23, 2019, Amendment No. 2 filed on September 16, 2019, Amendment No. 3 filed on December 17, 2019, Amendment No. 4 filed on January 2, 2020, Amendment No. 5 filed on October 15, 2020, Amendment No. 6 filed on October 23, 2020, Amendment No. 7 filed on May 27, 2021, Amendment No. 8 filed on December 15, 2021 and Amendment No. 9 filed on December 27, 2021 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 10, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On April 11, 2022, as part of an underwritten offering by the Issuer, TAS purchased 6,681,600 Shares and warrants to purchase 5,011,200 Shares (at an exercise price of $1.55 per share), for an aggregate purchase price of approximately $9.4 million. TAS drew from its investment capital for such acquisition.

On June 27, 2022, warrants held by Dr. Springer to purchase 79,130 Shares expired. Such warrants were originally issued to Dr. Springer pursuant the securities purchase agreement dated June 27, 2017.

Dr. Springer is the owner of options to purchase 201,410 Shares, of which 6,410 were granted on June 16, 2017 with an exercise price of $17.47 per share, 10,000 were granted on June 15, 2018 with an exercise price of $12.75 per share, 10,000 were granted on June 14, 2019 with an exercise price of $2.10 per share, 20,000 were granted on June 19, 2020 with an exercise price of $3.00 per share, 40,000 were granted on March 30, 2021 with an exercise price of $4.01 per share, 40,000 were granted on January 3, 2022 with an exercise price of $3.31 per share and 75,000 were granted on January 2, 2023 with an exercise price of $1.13 per share (collectively, the “Options”), 126,410 of which were fully exercisable as of September 20, 2023. The Options were awarded as compensation for Dr. Springer’s service as a member of the board of directors for the Issuer and Dr. Springer paid no consideration for the Options. The Options each have a term of ten years from the respective date of grant. Dr. Springer has not exercised any portion of any of the Options as of the date hereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

CUSIP No. 816212104	13D	Page 6 of 7 Pages

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of either (i) 153,427,571 Shares issued and outstanding as of August 4, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 17, 2023, or (ii) 151,809,416 Shares issued and outstanding as of April 18, 2022, as reported on the Issuer’s definitive proxy statement on Schedule 14A, dated May 3, 2022, as indicated. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of September 20, 2023 or April 11, 2022, as indicated.

Ownership as of September 20, 2023

The Reporting Persons, in the aggregate, beneficially own 44,356,586 Shares, representing approximately 28.9% of such class of securities.

Dr. Springer is the beneficial owner of a total of 44,356,586 Shares, representing approximately 28.9% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 126,410 Shares issuable upon exercise of outstanding options within 60 days of September 20, 2023 and held directly, (iii) 29,868,490 Shares held by TAS, (iv) 6,981,643 Shares underlying warrants exercisable within 60 days of September 20, 2023 held by TAS, and (v) 86,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 36,850,133 Shares, representing approximately 24.0% of the outstanding Shares and consisting of (i) 29,868,490 Shares and (ii) 6,981,643 Shares underlying warrants exercisable within 60 days of September 20, 2023. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

Ownership as of April 11, 2022

The Reporting Persons, in the aggregate, beneficially owned 44,395,716 Shares, representing approximately 29.2% of such class of securities.

Dr. Springer was the beneficial owner of a total of 44,395,716 Shares, representing approximately 29.2% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of April 11, 2022 and held directly, (iii) 86,410 Shares issuable upon exercise of outstanding options within 60 days of April 11, 2022 and held directly, (iv) 29,868,490 Shares held by TAS, (v) 6,981,643 Shares underlying warrants exercisable within 60 days of April 11, 2022 held by TAS, and (vi) 86,418 Shares held by Dr. Lu.

TAS was the beneficial owner of a total of 36,850,133 Shares, representing approximately 24.3% of the outstanding Shares and consisting of (i) 29,868,490 Shares and (ii) 6,981,643 Shares underlying warrants exercisable within 60 days of April 11, 2022. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu was the beneficial owner of a total of 86,418 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

[signature page follows]

CUSIP No. 816212104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2023

/s/ Timothy A. Springer
Timothy A. Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager